EXHIBIT 99.2

FOR IMMEDIATE RELEASE:


                 SUNBEAM CORPORATION REPORTS SECOND QUARTER 1996
                RESULTS; ANTICIPATES THIRD QUARTER AND FULL YEAR
                       EARNINGS TO BE BELOW THE PRIOR YEAR


         FORT LAUDERDALE, FL - July 24, 1996 - Sunbeam Corporation (NYSE: SOC) announced second quarter sales of $345.9 million, 12% above second quarter of 1995 sales of $308.8 million. Earnings per share for the quarter of $.09 decreased 36% compared to the $.14 per share reported for the same period last year. For the first six months of 1996, sales increased approximately 6% over 1995, from $648.3 million to $685.8 million, and earnings per share of $.30 decreased 40% from $.50 per share reported for the first six months of 1995.

         While sales increased for the quarter, the operating margin was two percentage points below the second quarter of 1995. The margin deterioration was predominately due to higher manufacturing and SG&A costs. During the past two years, the Company increased production capacity based upon anticipated sales growth which did not materialize. This increase in capacity has contributed to a higher cost structure. As a matter of corporate policy, the Company does not project results for future periods, however, as a result of this increased cost structure, the Company now expects third quarter and full year earnings per share to be significantly below the levels reported for the comparable prior year periods.

         Albert Dunlap, the Company's recently appointed Chairman and Chief Executive Officer stated, "The disappointing financial performance at Sunbeam over the past 18 months has highlighted that a massive change had to take place at the Company. In the very near-term, we will be building a highly focused management team to significantly restructure the Company. The focus will be on reducing the Company's cost structure, divesting non-core, low margin products and developing a solid strategy for future growth. Every aspect of the Company's cost structure will be examined. It is clear that Sunbeam will need to take a restructuring charge later this year." Mr. Dunlap added, "Sunbeam has a solid balance sheet with highly recognized brand names and its market leadership in many product categories provide a strong platform upon which to build."

         Certain of the statements contained herein, including statements relating to the Company's future operating performance, are forward looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward looking statements as a results of various factors, including those set forth in the Company's report on Form 8-K, filed with the Securities and Exchange Commission on January 30, 1996.

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name

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products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


                                ****************



Contact:    John DeSimone
            Manager, Investor Relations
            Sunbeam Corporation
            (305)767-2100

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

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in millions, except per share amounts)


                                             Six Months Ended     Three Months Ended
                                            June 30,    July 2,   June 30,   July 2,
                                              1996       1995       1996       1995
                                            --------  --------    --------  --------

Net Sales                                    $685.8    $648.3      $345.9    $308.8

Cost of goods sold                            550.7     505.2       283.2     248.7
                                            --------  --------    --------  --------
   Gross profit                               135.1     143.1        62.7      60.1
   % of sales                                 19.7%     22.1%       18.1%     19.5%

Selling, general & administrative expense      87.2      70.8        46.8      39.6
                                            --------  --------    --------  --------
   Operating earning                           47.9      72.3        15.9      20.5
   % of sales                                  7.0%      11.2%       4.6%      6.6%

Interest expense                               6.4        4.9        3.4        2.8
Other (income) expense, net                    2.5       (1.6)       1.1       (1.3)
                                            --------  --------   --------  ---------
   Earnings before income taxes               39.0       69.0       11.4       19.0

Income taxes                                  14.4       27.6        4.2        7.6
                                            --------  --------   --------  ---------
   Net earnings                              $24.6      $41.4      $ 7.2      $11.4
                                            ========  ========   ========  ========
Earnings per share                           $0.30      $0.50      $0.09      $0.14
                                            ========  ========   ========  ========

Average number of common shares outstanding   82.5       83.2       82.5       83.1


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                      SUNBEAM CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in millions)


                                                     June 30,       December 31,
                                                      1996              1995
                                                   ------------     -----------
ASSETS
Current assets:
  Cash and cash equivalents                              $35.8           $28.3
  Receivables, net                                       228.7           216.2
  Inventories                                            327.1           266.7
  Defered income taxes                                    22.4            26.3
  Prepaid and other                                        7.4            19.6
                                                   ------------     -----------
    Total current assets                                 621.4           557.1

Property, plant and equipment, net                       344.8           331.1
Trademarks and trade names, net                          210.9           214.0
Non-operating and other assets                            53.2            56.5
                                                   ------------     -----------
                                                      $1,230.3         $1,158.7
                                                   ============     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term and xurrent portion of long-term debt        $1.1            $1.2
  Accounts payable                                       104.2            94.2
  Other current liabilities                               82.2            94.0
                                                   ------------     -----------
    Total current liabilities                            187.5           189.4

Long-term debt                                           216.4           161.1
Deferred income taxes                                     77.9            76.9
Non-operating and other long-term liabilities             122.5           130.3

Shareholder's equity                                     626.0           601.0
                                                   ------------     -----------

                                                      $1,230.3        $1,158.7
                                                   ============     ===========


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                      SUNBEAM CORPORATION AND SUBSIDIARIES

                      CONDOLIDATED STATEMENTS OF CASH FLOW
                                (in millions)

                                                      Six Months Ended
                                                 ---------------------------
                                                  June 30,          July 2,
                                                    1996              1995
                                                 ----------       ----------

OPERATING ACTIVITIES
  Net earnings                                        $24.6            $41.4
  Depreciatioon and amortization                       27.2             20.5
  Deferred income taxes                                 4.9             10.6
                                                 ----------       ----------
                                                       56.7             72.5

  Decrease from changes in working capital            (61.3)           (54.5)
  Other                                                (2.7)            (7.4)
                                                 ----------       ----------
                                                       (7.3)            10.6

INVESTING ACTIVITIES
  Capital expenditures                                (40.2)          (75.2)
  Change in investments restricted for plant
    construction                                          -            29.7
  Other                                                0.03               -
                                                 ----------       ----------
                                                      (39.9)          (45.5)

FINANCING ACTIVITIES ACTIVITIES AND OTHER
  Issuance of long-term debt                          56.5             45.0
  Purchase of shares for treasury                        -            (13.1)
  Payment of debt obligations                         (1.3)            (5.8)
  Proceeds from exercise of warrants and options         -              7.4
  Other                                               (0.5)            (1.6)
                                                 ----------       ----------
                                                      54.7              31.9
                                                 ----------       ----------
  Net increse (decrease) in cash and cash
    equivalents                                        7.5              (3.0)

Cash equivalents, beginning of period                 28.3              26.3
                                                 ----------       ----------

Cash and cash equivalents, end of period             $35.8             $23.3
                                                 ==========       ==========